SIDLEY AUSTIN 39/F, TWO INT’L FINANCE CENTRE CENTRAL, HONG KONG +852 2509 7888 +852 2509 3110 FAX AMERICA • ASIA PACIFIC • EUROPE

January 22, 2021

Confidential

Marc Thomas

Cara Lubit

Tonya K. Aldave

Dietrich King

Re: Hywin Holdings Ltd.

3rd Confidential Submission of the Draft Registration Statement on Form F-1 and

Response to the Staff’s 2nd Comment Letter Dated October 13, 2020

Dear Mr. Marc Thomas, Ms. Cara Lubit, Ms. Tonya K. Aldave and Mr. Dietrich King,

On behalf of our client, Hywin Holdings Ltd., a foreign private issuer organized under the laws of Cayman Islands (the “Company”), we hereby submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s 2nd letter dated October 13, 2020 on Amendment No. 1 to the Company’s draft registration statement on Form F-1 confidentially submitted on September 28, 2020 relating to its proposed initial public offering of American depositary shares (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is filing herewith Amendment No. 2 to the Draft Registration Statement (the “Revised Draft Registration Statement”) via EDGAR to the Commission. The Company has included in the Revised Draft Registration Statement its audited consolidated financial statements as of and for each of the years ended June 30, 2018, 2019 and 2020.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

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Customer Concentration Risk, page 81

1.	We note your response to comment 18. Please tell us why you believe the identity of customers who accounted for 16% of your total revenues for the year ended June 30, 2019, as well as 27% and 20% your total revenues for the fiscal year 2018 is not material information. In doing so, please address the impact on your analysis of the 27% customer’s status as a related party. Please refer to Securities Act Rule 408. Alternatively, as previously requested, please disclose the identities of these customers.

Partners | Constance Choy H.M., Desmond Ang C.K., (Christopher) Cheng C.H., Meng Ding, Gloria Lam S.C., (Sherlyn) Lau S.Y., Linh Hue Lieu, Mengyu Lu,

Olivia Ngan S.M., (Raymond) Oh C.H., Yuet Ming Tham, (Friven) Yeoh K.H., Yan Zhang

Registered Foreign Lawyers | Joy Lam (New South Wales)*, (Carrie) Li J. (New York)*, G. Matthew Sheridan (New York)*, Effie Vasilopoulos (New South Wales)*,

(Renee) Xiong Y. (New York)*, (Oliver) Zhong Q. (New York)*, Damien Yeow N.W. (Singapore)°, (Julia) Zhu Q. (New York)°

Consultants | Hon Au Yeung, Catherine Chan K.Y., Anna Chow H.Y., Huberta Chow X.L., Dominic D. James, David K. Lee, (Winnie) Mak T.M., Dominic Sze C.K.,

Douglas Tsang C.L., Alan Wong C.K., Felicity Wong K.Y., Holly Yeung S.M., Claudia Yu K.W., Iris Yuen L.S.

* Partner of Sidley Austin Holding LLP (a Delaware Limited Liability Partnership)

° Foreign Legal Consultant / Legal Counsel

The Company respectfully advises the Staff as a matter of courtesy as follows:

(i) For the year ended June 30, 2020, the key customers which accounted for 26%, 15% and 10% of the Company’s total revenues is 青岛泰如资产管理有限公司 (Qingdao Tairu Asset Management Co., Ltd.), 青岛浩发资产管理有限公司 (Qingdao Haofa Asset Management Co., Ltd.) and 青岛安广资产管理有限公司 (Qingdao Anguang Asset Management Co., Ltd.), each of which are unrelated asset management companies.

(ii)  For the year ended June 30, 2019, the key customer which accounted for 16% of the Company’s total revenues is 深圳燎原商业保理有限公司 (Shenzhen Liaoyuan Commercial Factoring Co., Ltd.), an unrelated company engaged in non-bank financing and consulting business relating to commercial factoring.

(iii)  For the year ended June 30, 2018, the key customers which accounted for 27% and 20% of the Company’s total revenues are 五牛集团（Shenzhen Five Bulls Equity Investment Fund Management Co., Ltd.), a related party controlled by an immediate family member of our founder, controlling shareholder and chairman of the board, Mr. Han Hongwei and 杭州仟意资产管理有限公司 (Hangzhou Qianyi Asset Management Co., Ltd.), an unrelated alternative asset management company with a focus on real estate investments, respectively.

The Company is respectfully of the view that the identities of these key customers do not constitute material information under Rule 408 of the Securities Act as it would not be meaningful for investors to know their identities in making their investment decision, and further we have already disclosed the status of the 27% key customer as a related party.

In addition, the Company reiterates that due to confidentiality obligations in these customer contracts, it is regretfully unable to disclose the identities of these key customers publicly in the Revised Draft Registration Statement or the notes to the financial statements without consent from such customers.

Competitive Landscape, page 88

2.	We note your response to comment 20. Please disclose the names of Company Group A and Companies B, C and D referenced in this section, as well as Companies E and F referenced on page 86. In this regard we note that the basis for any statements you make regarding your competitive position shall be disclosed. Refer to Item 4(B)(7) of Form 20- F. In the alternative, you can discuss your competitive position generally without including your favorable rankings as compared to other undisclosed companies. If you chose to do so, please remove both your rankings and the ranking of undisclosed companies here and throughout the registration statement.

In response to the Staff’s comment, the Company has revised the disclosure on pages 93 and 94 of the Revised Draft Registration Statement to discuss its competitive position generally without including its rankings as compared to other undisclosed competitors.

Jury Trial Waiver, page 160

3	We note your response to comment 25. Please clarify whether the jury trial provision of the deposit agreement applies to purchasers in secondary transaction.

The Company respectfully submits that purchasers of ADSs in a secondary transaction, as holders or beneficial owners of the ADSs, would also be subject to these provisions, although the arbitration provision does not preclude ADSs purchasers in the secondary transaction from pursuing claims under federal securities laws in federal courts.

In response to the Staff’s comment, the Company has revised the disclosure on pages 48 and 170 of the Revised Draft Registration Statement.

General

4.	We note your response to comment 30 and your revised disclosure. We further note that throughout the prospectus you often describe the industry and your performance using compound annual growth rate (“CAGR”). Because CAGR only represents two discrete snapshots in time, but does not show trends or events during the period represented, please balance your disclosure by also including the annual rates for the periods represented. For example, when you disclose the CAGR of 15.2% from 2019 to 2024, please also disclose the annual percentage increases or projected increases for each period, such as 2020, 2021, 2022, 2023 and 2024, respectively.

In response to the Staff’s comment, the Company has revised the disclosure on pages 90, 93, 97 and 98 to refer to the annual percentage increases.

5.	We note your disclosure on page 48 that your deposit agreement identifies federal or state courts in the City of New York as the exclusive forum for claims arising under the deposit agreement. Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

The Company respectfully submits that the exclusive forum provision is not intended to be deemed a waiver by any holder or beneficial owner of ADSs of the Company’s compliance with the federal securities laws and the rules and regulations thereunder or a disclaimer of liability under the federal securities laws and the rules and regulations thereunder.

In response to the Staff’s comment, the Company has revised the disclosure on pages 48 and 170 of the Registration Statement.

The Company will also ensure that the deposit agreement states that no disclaimer of liability under the Securities Act or the Exchange Act is intended by any provision of the Deposit Agreement.

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If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852 2509 7858 or via e-mail at meng.ding@sidley.com.

Very truly yours,

/s/ Meng Ding

Meng Ding

Enclosures

cc:	Hongwei Han, Chairman of the Board, Hywin Holdings Ltd.

Dian Wang, Chief Executive Officer, Hywin Holdings Ltd.

Huichuan Zhou, Chief Financial Officer, Hywin Holdings Ltd.

Gui Wang, Vice President, Hywin Holdings Ltd.

Charles Yin, Partner, Marcum BP

Fang Liu, Partner, VCL Law LLP